UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-07845

Leggett & Platt, Incorporated

401(k) Plan and Trust Agreement

(Exact name of registrant as specified in its charter)

1 Leggett Road

Carthage, Missouri 64836

(417) 358-8131

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Interests under the Leggett & Platt, Incorporated 401(k) Plan and Trust Agreement1

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934, the Leggett & Platt, Incorporated 401(k) Plan and Trust Agreement has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: September 8, 2026	Leggett & Platt, Incorporated 401(k) Plan and Trust Agreement

	By:	/s/ Lindsey Odaffer
	Name:	Lindsey Odaffer
	Title:	Executive Vice President – Chief Human Resources Officer

1 On August 26, 2026, Sparrow Unity Corporation, a Missouri corporation (“Merger Sub”) and a direct, wholly owned subsidiary of Somnigroup International Inc., a Delaware corporation (“Parent”), merged with and into Leggett & Platt, Incorporated, a Missouri corporation (the “Company”), with the Company continuing as the surviving corporation pursuant to the Agreement and Plan of Merger, dated as of April 13, 2026, by and among the Company, Parent and Merger Sub. As a result, the Leggett & Platt, Incorporated 401(k) Plan and Trust Agreement (the “Plan”) ceased to exist, and the interests under the Plan no longer exist. Accordingly, this Form 15 is being filed to suspend the Plan’s duty to file reports under Section 15(d) of the Securities Exchange Act of 1934, as amended, including Form 11-K.